Date: October 02, 2020	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: IM CANNABIS CORP.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :
Record Date for Notice of Meeting :
Record Date for Voting (if applicable) :
Beneficial Ownership Determination Date :
Meeting Date :
Meeting Location (if available) :
Issuer sending proxy related materials directly to NOBO:
Issuer paying for delivery to OBO:	Special Meeting October 28, 2020 October 28, 2020 October 28, 2020 December 09, 2020 Toronto, ON Yes No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	44969Q109	CA44969Q1090

Sincerely,

Computershar Agent for IM CANNABIS CORP.